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                                                                     EXHIBIT 2.2

                            ADCON ASSET PURCHASE AND
                              INTELLECTUAL PROPERTY
                              ASSIGNMENT AGREEMENT

                                 By and Between

                         WRIGHT MEDICAL TECHNOLOGY, INC.

                                    as Buyer,

                                       and

                                  GLIATECH INC.

                                    as Seller

                          Dated as of December 23, 2002

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                 ADCON ASSET PURCHASE AND INTELLECTUAL PROPERTY
                              ASSIGNMENT AGREEMENT

      THIS ADCON Asset Purchase and Intellectual Property Assignment Agreement, dated as of December 23, 2002 (This "AGREEMENT"), is made by and between WRIGHT MEDICAL TECHNOLOGY, INC., a Delaware corporation ("BUYER"), and GLIATECH INC., a Delaware corporation ("SELLER").

                                    RECITALS:

            A. Seller utilizes certain assets, intellectual property and rights to intellectual property in connection with its ADCON Program (as defined in ARTICLE 1 below).

            B. Seller filed a petition for relief under the United States Bankruptcy Code, 11 U.S.C. Section 101 et seq. (the "BANKRUPTCY CODE"), in the United States Bankruptcy Court for the Northern District of Ohio, Eastern Division (the "BANKRUPTCY COURT"), on May 9, 2002, and is operating its business, including the ADCON Program, as debtor in possession in Case No. 02-15045.

            C. Seller desires to sell and assign to Buyer, and Buyer desires to purchase from Seller, certain assets, intellectual property and rights to intellectual property in connection with its ADCON Program, upon the terms set forth in this Agreement.

            D. Concurrently with the transaction contemplated by this Agreement, Seller intends to sell and assign to a third-party (the "ADCON SOLUTION BUYER") certain assets in connection with Seller's ADCON SOLUTION program, which ADCON SOLUTION program is part of the ADCON Program.

            E. It is a condition to the obligations of Seller to close the transaction contemplated by this Agreement that (i) Buyer agree to license certain intellectual property and rights to intellectual property purchased by Buyer under this Agreement back to Seller contemporaneously with the closing, subject to the terms of a license agreement materially identical to the form attached hereto as EXHIBIT A (the "ADCON SOLUTION LICENSE AGREEMENT"), and (ii) the ADCON SOLUTION License Agreement be freely assignable to the ADCON SOLUTION Buyer, subject to the terms of the ADCON SOLUTION License Agreement.

            NOW, THEREFORE, in consideration of the mutual promises and subject to the terms and conditions set forth herein, the parties hereto hereby agree as follows:

ARTICLE 1. DEFINITIONS

      The following terms when used in this Agreement shall have the following respective meanings:

            "ACQUIRED INTELLECTUAL PROPERTY" means, subject to the ADCON SOLUTION License Agreement:

            (i) all Patents and Patent Rights, and all copyright registrations and applications for copyright registrations, trademark registrations and applications for trademark


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            registrations and their associated goodwill that are owned or
            Controlled by Seller and that relate to the ADCON Program or are required for Buyer to make, use, sell, offer for sale, import, distribute, copy, display publicly and create derivative works of the ADCON Assets, and for any product constituting, embodying, incorporating or made using the Acquired Intellectual Property, and including, without limitation, those items specifically listed on
            SCHEDULE 1.1 hereof, and extensions, divisions, reissuances and foreign equivalents of any of the foregoing and rights therein; and

            (ii) all Inventions for which a Patent has not been obtained or applied, unregistered trademarks and their associated goodwill, service marks and their associated goodwill, trade dress, unregistered copyrights, Know-How, software, technical and product development data, product surveys, designs, technology, trade secrets, test procedures, unpatented manufacturing methods and processes, formulas, compositions and other confidential information and intellectual and similar intangible property rights that are owned or Controlled by Seller and that relate to the ADCON Program or are required for Buyer to make, use, sell, offer for sale, import, distribute, copy, display publicly and create derivative works of the ADCON Assets, and for any product constituting, embodying, incorporating or made using the Acquired Intellectual Property.

            "ADCON ASSET DELIVERY DATE" shall have the meaning set forth in
SECTION 2.2(b)(iii).

            "ADCON ASSETS" shall mean all tangible assets (including, without limitation, the assets specifically listed on SCHEDULE 1.2 hereof) used by Seller in the ADCON Program or in the development or practice of the ADCON Program, including, without limitation, all equipment, inventory, work in process, raw materials, FDA Documentation, Records, Know-How and any biological and chemical samples of the foregoing (including, without limitation, (i) any replicates, progeny or derivatives thereof, and any mixtures or combinations of any of the foregoing with any other materials and (ii)(A) any work or research (or the results thereof) relating to the ADCON Program, (B) any inventions, processes or formulae relating to the ADCON Program and (C) all papers and records of every kind relating to any invention, process or formula or Patent which is part of the ADCON Program), excluding the ADCON SOLUTION Assets.

            "ADCON PROGRAM" shall mean methods, products, preparations, compositions, materials and substances used to assist in wound healing and/or to inhibit scarring, fibrosis, bone growth, cell invasion, neurite outgrowth and adhesions relating to the subject matter disclosed and/or claimed in the Patents.

            "ADCON SOLUTION ASSETS" shall mean those assets specifically listed on SCHEDULE 1.3 hereof and shall not include any trademarks whatsoever.

            "ADCON SOLUTION BUYER" shall have the meaning set forth in the Recitals.

            "ADCON SOLUTION LICENSE AGREEMENT" shall have the meaning set forth in the Recitals.

            "AFFILIATE" shall mean, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person.


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            "AGREEMENT" shall have the meaning set forth in the preamble, as the same may be amended from time to time.

            "ASSIGNED CONTRACTS" shall mean all agreements, contracts and leases of the Seller set forth on SCHEDULE 3.1.

            "ASSUMED LIABILITIES" shall have the meaning set forth in SECTION
3.1.

            "BANKRUPTCY CODE" shall have the meaning set forth in the Recitals.

            "BANKRUPTCY COURT" shall have the meaning set forth in the Recitals.

            "BUSINESS DAY" shall mean any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York.

            "BUYER" shall have the meaning set forth in the preamble.

            "BUYER'S EARNEST MONEY DEPOSIT" shall have the meaning set forth in
SECTION 2.2(b)(i).

            "CASH CONSIDERATION" shall have the meaning set forth in SECTION 2.2(a).

            "CLOSING" shall have the meaning set forth in SECTION 2.1.

            "CLOSING DATE" shall have the meaning set forth in SECTION 2.3.

            "CONFIDENTIALITY AGREEMENT" shall have the meaning set forth in
SECTION 6.1(a).

            "CONTROL" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "CONTROLLING" and "CONTROLLED" shall have meanings correlative thereto.

            "DAMAGES" shall have the meaning set forth in SECTION 6.2(b).

            "DEFICIENCY" shall have the meaning set forth in SECTION 2.2(c)(vi).

            "DISTRIBUTOR" shall mean any Person that acquires Products from Buyer or any Affiliate of Buyer for distribution.

            "ENCUMBRANCE" shall mean any mortgage, pledge, hypothecation, assessment, lien (statutory or otherwise), security interest, defect in title, covenant, claim, restriction, right, option, equities, conditional sale, charge, encumbrance or other burdens or conflicting interests of any kind or nature.

            "ESCROW AGENT" shall mean National City Bank as escrow agent under the Escrow Agreement.


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            "ESCROW AGREEMENT" shall mean that certain Escrow Agreement dated as of December 10, 2002, among the parties hereto and Escrow Agent and attached hereto as EXHIBIT B.

            "EXISTING EMPLOYEES" shall have the meaning set forth in SECTION 6.1(a).

            "FDA DOCUMENTATION" shall mean, with respect to the ADCON Assets, all filings and supporting documents submitted to the FDA relating to such ADCON Assets, and all data contained therein or incorporated therein by reference, including, without limitation, any INDs, BLAs, Master Files, investigator's brochures, correspondence to and from the FDA, written summaries of any oral discussions with the FDA, including without limitation minutes from teleconferences and meetings with the FDA, registrations and licenses, regulatory drug lists, advertising and labeling (including promotional labeling) documents, adverse event files, complaint files and manufacturing records.

            "FINAL ORDER "shall mean an order or judgment of a court, the implementation or operation or effect of which has not been stayed and as to which order or judgment (or any revision, modification or amendment thereof reasonably acceptable to Buyer) the time to appeal or seek review or rehearing or writ of certiorari has expired and as to which no appeal or petition for review or rehearing or writ of certiorari has been taken.

            "INFRINGEMENT ROYALTY" shall have the meaning set forth in SECTION 2.2(c)(iii).

            "INFRINGEMENT ROYALTY DEDUCTION" shall have the meaning set forth in
SECTION 2.2(c)(iii).

            "INTEREST PAYMENT" shall have the meaning set forth in SECTION 2.2(c)(vi).

            "INVENTION" shall mean all discoveries, improvements, compositions of matter, methods, processes and other inventions (whether patentable or not) conceived, reduced to practice or otherwise made or derived by Seller in the ADCON Program, any replicates, progeny or derivatives thereof, and any mixtures or combinations of any of the foregoing with any other materials.

            "Key ADCON EMPLOYEES" shall have the meaning set forth in SECTION 6.1(b).

            "KNOW-HOW" shall mean information and biological materials relating to the ADCON Assets or the Acquired Intellectual Property, including, without limitation, all inventions, improvements, practices, formulas, trade secrets, techniques, methods, procedures, knowledge, know-how, skill, experience, results, test data (including, without limitation, pharmacological, toxicological and clinical test data), analytical and quality control data and any marketing, pricing, distribution, cost, sales, manufacturing, patent or data descriptions, whether or not patentable.

            "LICENSE AGREEMENTS" shall mean any existing or future distribution, co-promotion, manufacturing, marketing, partnering or license agreements entered into by Buyer relating to the Products, the ADCON Assets and/or the Acquired Intellectual Property pursuant to which Buyer or any Affiliate of Buyer grants a license in the ADCON Assets and/or the Acquired Intellectual Property other than the ADCON SOLUTION License Agreement.

            "LICENSEES" shall mean, collectively, the licensees under the License Agreements; each a "LICENSEE".


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            "NET SALES" shall mean, for any period of determination, the aggregate sales revenues of Products and Reformulated Products during such period in finished packaged form as invoiced by Buyer to end-users of the Products and Reformulated Products (or, solely with respect to sales of Products and Reformulated Products to purchasers outside of the United States effected by Distributors, the aggregate sales revenues of Products and Reformulated Products in finished packaged form as invoiced by Seller to such Distributors) less only the following:

            (i) customary cash, trade discounts and rebates actually granted or paid;

            (ii) allowances and adjustments actually credited for Products and Reformulated Products that are spoiled, damaged, outdated, obsolete, returned or otherwise recalled;

            (iii) freight, postage, shipping and insurance charges included in the invoice;

            (iv) taxes, duties or other governmental charges included in the invoice;

            (v) commissions actually paid to third party sales agents in the ordinary course of Buyer's business; and

            (vi) with respect to Reformulated Products that incorporate, contain or combine a Product with one or more other components, an amount equal to the aggregate sales revenues of such Reformulated Products during such period in finished packaged form as invoiced to customers or Distributors, as the case may be, multiplied by the Revenue Adjustment Factor;

PROVIDED, HOWEVER, that solely with respect to License Agreements, Net Sales shall mean, for any period of determination, the aggregate sales revenues of Products and Reformulated Products during the applicable period in finished packaged form as invoiced by the Licensees less the amounts set forth in clauses
(i) - (vi) above.

            "PATENT" shall mean (i) any valid and enforceable U.S. letters patent, patent application or provisional patent application, including, without limitation, any extension, registration, confirmation, reissue, continuation, division, continuation-in-part, re-examination, supplementary protection certificate or renewal thereof, (ii) any certificates of invention for U.S. letters patent and (iii) any foreign equivalents of (i) or (ii).

            "PATENT ENFORCEMENT COSTS" shall have the meaning set forth in
SECTION 2.2(c)(iv).

            "PATENT RIGHTS" shall mean any and all rights in and to: (i) all Patents worldwide claiming or disclosing any Invention within the ADCON Program;
(ii) all divisions, continuations, continuations-in-part, patents of addition, substitutions or the like relating to the foregoing, together with all registrations, reissues, reexaminations or extensions of any kind with respect to any of the foregoing patents.

            "PERIOD" shall have the meaning set forth in SECTION 2.2(c)(v).


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            "PERSON" shall mean a natural person, company, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, joint venture, trust, land trust, business trust, or other organization, regardless of whether it is a legal entity, or a government or a political subdivision, agency, or instrumentality of a government.

            "PRODUCTS" shall mean any preparations, compositions, materials and substances sold as stand-alone products in accordance with the ADCON Program (other than preparations, compositions, materials and substances developed, produced or commercialized pursuant to the ADCON Solution License Agreement).

            "PURCHASE PRICE" shall have the meaning set forth in SECTION 2.2(a).

            "RECORDS" shall mean all research notebooks, books, files, documents, literature, technical data, operating records and other business and/or scientific information relating to the ADCON Assets and the Acquired Intellectual Property which has been reduced to writing by Seller or exists in tangible form (including, without limitation, all material research notebooks, books, files, documents, literature, technical data, operating records and other business and/or scientific information relating to the ADCON Assets and the Acquired Intellectual Property in the form of electronic media) and is in the possession of Seller, including, without limitation, the publications, meeting abstracts and presentations set forth in SCHEDULE 1.1 and all supporting documentation thereof.

            "REAFFIRMATION AGREEMENTS" shall have the meaning set forth in
SECTION 6.1(b).

            "REFORMULATED PRODUCTS" shall mean (i) a subsequent version of a Product that represents an improvement, enhancement, refinement or modification of an existing Product and (ii) a product that incorporates, contains or combines a Product with any other component or components.

            "REVENUE ADJUSTMENT FACTOR" shall mean, with respect to any Reformulated Product, a fraction (i) the numerator of which is the total invoice price of any other components of such Reformulated Product, if sold separately, and (ii) the denominator of which is the sum of (a) the invoice price of the related Product, if sold separately, and (b) the total invoice price of any other components of such Reformulated Product, if sold separately. If the Product and the other component or components of the Reformulated Product are not sold separately, then the parties hereto will discuss and mutually agree on the appropriate values of the Product and the other component or components of the Reformulated Product for the purpose of determining the Revenue Adjustment Factor.

            "ROYALTIES" shall have the meaning set forth in SECTION 2.2(c).

            "ROYALTY EXPIRATION DATE" shall have the meaning set forth in
Section 2.2(c)(i).

            "ROYALTY STATEMENT" shall have the meaning set forth in SECTION 2.2(c)(v).

            "SALE ORDER" shall have the meaning set forth in SECTION 6.4(a).

            "SALE ORDER DATE" shall have the meaning set forth in SECTION
9.1(b).

            "SELLER" shall have the meaning set forth in the preamble.


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ARTICLE 2. SALE AND ASSIGNMENT OF ASSETS

            2.1 Sale and Assignment Upon Closing. Upon the terms and subject to the conditions of this Agreement, and pursuant to Sections 363(b), 363(f) and 365(a), (b) and (f) of the Bankruptcy Code, on the Closing Date (as defined below), Seller shall irrevocably transfer, sell and assign to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller's right, title and interest in and to (a) the ADCON Assets, (b) the Acquired Intellectual Property and (c) except as otherwise provided in this Agreement, and following assumption by Seller, the Assigned Contracts, in each case free and clear of all Encumbrances (the "CLOSING"); provided, however, that (i) Buyer shall have the right, at its sole option, at any time prior to the entry of the Sale Order, to delete any agreement, contract or lease from the list of Assigned Contracts, and
(ii) Seller shall be responsible for the payment of, and shall pay in a timely manner (or escrow an amount satisfactory to the Bankruptcy Court to approve the assumption of the Assigned Contracts), any and all cure amounts under the Assigned Contracts.

      2.2 Purchase Price and Payment.

            (a) Purchase Price. As consideration for the ADCON Assets, the Acquired Intellectual Property and the Assigned Contracts, and in addition to the Assumed Liabilities, Buyer shall pay to Seller the following: (i) Eight Million Four Hundred Thousand Dollars ($8,400,000) in cash by wire transfer of immediately available funds (the "CASH CONSIDERATION"); and (ii) the Royalties (as hereinafter defined). The Cash Consideration and the Royalties shall be referred to hereinafter collectively as the "PURCHASE PRICE."

            (b) Payment of Cash Consideration. The Cash Consideration shall be payable by Buyer as follows:

                  (i) Buyer has deposited Eight Hundred Forty Thousand Dollars
            ($840,000) of the Cash Consideration in escrow with the Escrow Agent pursuant to the Escrow Agreement which will be distributed in accordance with the Escrow Agreement ("BUYER'S EARNEST MONEY DEPOSIT");

                  (ii) At the Closing, Buyer shall pay Three Million Three
            Hundred Sixty Thousand Dollars ($3,360,000) of the Cash Consideration to Seller; and

                  (iii) On the ADCON Asset Delivery Date (as defined herein),
            Buyer shall pay the remaining Four Million Two Hundred Thousand Dollars ($4,200,000) of the Cash Consideration to Seller. For purposes of this Agreement, the term "ADCON ASSET DELIVERY DATE" shall mean the date on which Seller shall have delivered to Buyer physical possession of all ADCON Assets in the possession of Seller.

            (c) Payment of Royalties. Buyer shall pay to Seller a five percent (5%) royalty on worldwide Net Sales of Products and Reformulated Products (collectively, the "ROYALTIES") in accordance with the following provisions:

                  (i) Buyer shall have no further obligation to pay Royalties under this Agreement upon the earlier to occur of the following dates (the "ROYALTY EXPIRATION DATE"): (A) the date on which Buyer has paid Seller total Royalties of Thirty Million Dollars ($30,000,000) less any and all Damages (as hereinafter defined) and Patent Enforcement Costs (as hereinafter defined); and (B) the date on which all United States Patents comprising the


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            Acquired Intellectual Property have expired. In no event shall the total Royalties paid under this Agreement exceed Thirty Million Dollars ($30,000,000) less any and all Damages and Patent Enforcement Costs.

                  (ii) Prior to the Royalty Expiration Date, with respect to Net
            Sales of Products or Reformulated Products in countries in which no Patent comprising the Acquired Intellectual Property exists or an existing Patent comprising the Acquired Intellectual Property has expired, Royalties shall be paid to Seller only until such time as a preparation, composition, material or substance is sold commercially by a third party in such country that would have infringed the Patent Rights comprising the Acquired Intellectual Property if Seller had obtained such Patent in such country or such existing Patent had not expired in such country.

                  (iii) In the event Buyer is required to pay royalties to a third party for patent infringement due to manufacture, use or sale of the Products or Reformulated Products (an "INFRINGEMENT ROYALTY"), then fifty percent (50%) of the Infringement Royalty
            (an "INFRINGEMENT ROYALTY DEDUCTION") shall be deducted from the Royalties to be paid under this SECTION 2.2(c); provided, however, that, for any Period, the aggregate of all Infringement Royalty Deductions shall not exceed fifty percent (50%) of the Royalties otherwise payable to Seller for such Period.

                  (iv) In the event Buyer enforces a Patent against a
            third-party infringer whose infringing activity commenced on or before the Closing Date, all costs of enforcement (the "PATENT ENFORCEMENT COSTS"), including, without limitation, reasonable attorneys' fees, shall be deducted from the Royalties to be paid under this SECTION 2.2(c). In the event Buyer enforces a Patent against a third-party infringer whose infringing activity commenced after the Closing Date, all Patent Enforcement Costs, including, without limitation, attorneys' fees, shall be the responsibility of Buyer and shall not be deducted from the Royalties.

                  (v) Within forty-five (45) days after the end of each fiscal quarter of Buyer commencing on the date that is the beginning of the first fiscal quarter of Buyer that begins after the Closing Date, Buyer shall prepare and deliver to Seller a statement (the "ROYALTY STATEMENT") showing a calculation of Net Sales of Products and Reformulated Products during the preceding fiscal quarter (each such quarterly period covered by a Royalty Statement is hereinafter referred to as a "PERIOD"). The Royalty Statement shall be accompanied by a report setting forth the amount of the Royalties due to Seller for the applicable Period, calculated in accordance with this SECTION 2.2(c).

                  (vi) Buyer shall pay the Royalties due to Seller within
            forty-five (45) days after the end of each fiscal quarter. Buyer shall keep all books and records related to the Royalties and the Net Sales of Products and Reformulated Products for at least two (2) years after the end of the applicable Period. Royalties shall be paid in the form of a check payable to Seller or its designee. Seller shall have the right, at its own expense and not more than once per calendar year, to have independent certified public accountants retained by it examine the books and records of Buyer relating to the sales of the Products and Reformulated Products in order to verify the Royalties payable hereunder over the two (2) year period preceding such examination. Such examination shall be at the principal place of business of Buyer and shall take place during the normal business hours of Buyer, and upon reasonable advance written notice to Buyer. If Seller or its accountants reasonably determine that any such Royalty


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            Statement is incorrect to the detriment of Seller, Buyer shall pay
            Seller within seven (7) calendar days of the conclusion of such examination the entire amount of the Deficiency (as defined herein) plus the Interest Payment (as defined herein) and, in the event that the Deficiency is greater than ten percent (10%), Buyer shall pay the costs of such examination. In the event that an overpayment is found, Seller shall remit such overpayment to Buyer within seven (7) calendar days of the conclusion of such examination. A "DEFICIENCY" shall mean the amount by which the correct Royalty for any applicable Royalty Statement as determined by Seller or its independent certified public accountants exceeds the Royalty indicated on the original applicable Royalty Statement. The "INTEREST PAYMENT" for any applicable Royalty Statement shall equal the interest on any Deficiency, (i) calculated by using the "prime rate" as published by The Wall Street Journal on the date the correct payment was supposed to be made plus two percent (2%) per annum, and (ii) accruing from the date the correct payment was supposed to be made until the date the payment is actually made.

      2.3 Closing. The Closing will occur as soon as practicable after Seller provides written notice to Buyer that all of the conditions set forth in ARTICLE 8 hereof have been satisfied or duly waived (the "CLOSING DATE"), but in no event later than three Business Days thereafter. The Closing shall take place at the offices of McDonald, Hopkins, Burke & Haber Co., L.P.A., 2100 Bank One Center, 600 Superior Avenue, East, Cleveland, Ohio.

ARTICLE 3. LIABILITIES

      3.1 Assumption of Liabilities. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Buyer shall assume from and after the Closing, only the following obligations and liabilities of Seller (the "ASSUMED LIABILITIES"):

            (a) obligations and liabilities incurred or accruing under the Assigned Contracts incurred or accruing from and after the Closing; and

            (b) obligations and liabilities arising out of Buyer's ownership, possession, use, sale or other disposition of the ADCON Assets and Acquired Intellectual Property from and after the Closing.

      3.2 No Other Liabilities. Except for the Assumed Liabilities, Buyer shall not be responsible or liable to Seller or any other Person for any obligation or liability of Seller of any nature, whenever or wherever incurred, accruing or arising, and whether based in contract, tort, strict liability or otherwise.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF SELLER

      Seller hereby represents and warrants to Buyer as follows:

      4.1 Power and Authority; No Conflicts.

            (a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with authority to enter into this Agreement and to make the assignments made herein.


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            (b) The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of Seller.

            (c) The execution and delivery of this Agreement by Seller and the performance of Seller's obligations under this Agreement do not and will not (i) conflict with its charter documents or (ii) result in a breach of or default under any agreements, contracts or other arrangements to which it is a party, except for any such breach or default (including, without limitation, those described in SCHEDULE 4.1(c)) that would not result in the imposition of any liability or obligation on Buyer after the Closing Date and that would not have a material adverse effect on the ADCON Program as conducted by Buyer after the Closing Date.

      4.2 ADCON Assets and Acquired Intellectual Property.

            (a) SCHEDULE 1.1 sets forth a complete and correct list (with an indication of the record owner and identifying number, as applicable) of all patents and pending patent applications, of all copyrights and pending applications for copyright registration, and of all registered trademarks and pending applications for trademark registration (and all applications for, or extensions or reissuances of, any of the foregoing) that are owned by Seller and that are used in connection with the ADCON Assets as of the date hereof.

            (b) SCHEDULE 1.2 sets forth a complete and correct list (with an indication of the record owner and identifying number, as applicable) of the ADCON Assets (excluding the Acquired Intellectual Property) that are owned by Seller and that are used in connection with the Acquired Intellectual Property as of the date hereof.

            (c) Except as listed or described on SCHEDULE 4.2:

                  (i) Seller owns the entire right, title and interest in and to the Acquired Intellectual Property and the ADCON Assets free and clear of any Encumbrance, and has the exclusive right to use the Acquired Intellectual Property and the ADCON Assets;

                  (ii) Seller has not previously granted and will not grant any rights or licenses that are inconsistent with the rights and licenses granted to Buyer herein;

                  (iii) Seller has received no notice that its use of the
            Acquired Intellectual Property or ADCON Assets infringes or has infringed any patent, trademark, service mark, or trade name or copyright or design right or that it has through such use misappropriated or improperly used or disclosed any trade secret or know-how of any other Person;

                  (iv) All maintenance fees, annuities and other payments which are due from or Controlled by Seller or any Affiliate of Seller on or before the Closing for any of the Acquired Intellectual Property, including, without limitation, for all patents, patent applications, trademark registrations, service mark registrations, copyright registrations and any applications for, or extensions or reissuances of, any of the preceding, have been met or paid;


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                  (v) There is no prior art that has been identified to Seller or any Affiliate of Seller as invalidating prior art with respect to any patent listed on SCHEDULE 1.1.

                  (vi) There are no Persons other than Seller who have made or asserted a claim of ownership, inventorship, license, or material interest in the Acquired Intellectual Property or the ADCON Assets;

                  (vii) There are no claims or demands of any Person pertaining to, or any proceedings that challenge the exclusive rights of Seller in respect of, any of the Acquired Intellectual Property or the ADCON Assets; and

                  (viii) There are no royalties, honoraria, fees or other
            payments payable to any Person by reason of the ownership, use, license, sublicense, sale or disposition of the Acquired Intellectual Property or the ADCON Assets.

ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF BUYER

      Buyer hereby represents and warrants to Seller as follows:

            (a) Buyer is duly organized and validly existing and in good standing as a corporation under the laws of the State of Delaware.

            (b) The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of Buyer.

            (c) The performance of Buyer's obligations under this Agreement does not conflict with its charter documents or result in a breach of or default under any agreements, contracts or other arrangements to which it is a party.

            (d) Buyer will not enter into any agreements, contracts or arrangements that would be materially inconsistent with its obligations under this Agreement.

ARTICLE 6. COVENANTS

      6.1 Employee Agreements.

            (a) Employee Confidentiality Agreements. Without limiting the generality of SECTION 2.1 hereof, at the Closing, Seller shall assign and transfer to Buyer, to the extent permitted by applicable law, all of Seller's interests in and rights under all Employee Confidentiality Agreements between Seller and its current and former employees (the "CONFIDENTIALITY AGREEMENTS") and the Reaffirmation Agreements (as defined in subsection (b) below). As soon as practicable after the date of this Agreement, Seller shall use its commercially reasonable efforts to cause all employees of Seller who are employed by Seller as of the date hereof (the "EXISTING EMPLOYEES") to consent in writing to the foregoing assignment and transfer by Seller of the Confidentiality Agreements and Reaffirmation Agreements to Buyer. As soon as practicable after the date of this Agreement, Seller shall use its best efforts to cause all the Existing Employees to execute and deliver to Seller the letter in the form attached as Exhibit A to their Confidentiality Agreements with respect to the ADCON Assets and the Acquired Intellectual Property.

            (b) Reaffirmation Agreements with Key ADCON Program Employees. As soon as practicable after the date of this Agreement, Seller shall use its best efforts to cause Steven L. Basta, Clark E. Tedford, Fred Ma and Hungnan Lo (collectively, the "KEY ADCON EMPLOYEES") to reaffirm their obligations under their respective Confidentiality Agreements (the "REAFFIRMATION AGREEMENTS"), whether by way of a separate agreement or a new Confidentiality Agreement. The Reaffirmation Agreements shall be satisfactory in form and substance to Seller and Buyer, and shall include an agreement by each Key ADCON Employee that all the obligations set forth in his original Confidentiality Agreement shall supersede and preempt any similar obligations contained in his employment agreement or severance agreement, as the case may be, with Seller.

            (c) Enforcement of Confidentiality Agreements and Reaffirmation Agreements. Following the Closing and until such time as Seller or Seller's estate no longer exists, Seller shall, to the extent requested by Buyer, use its commercially reasonable efforts to enforce, for the benefit of Buyer, Seller's rights under the Confidentiality Agreements and the Reaffirmation Agreements; provided, however, that (i) Buyer shall reimburse Seller or Seller's estate (as the case may be) for all out-of-pocket costs and expenses incurred by Seller or Seller's estate and approved in advance by Buyer in performing their obligations under this SECTION 6.1(c), (ii) Buyer shall have the right to approve in advance any legal counsel to be engaged by Seller or Seller's estate to perform their obligations under this SECTION 6.1(c), (iii) Seller shall consult and cooperate with Buyer in the enforcement of their rights under the Confidentiality Agreements and the Reaffirmation Agreements, and (iv) Buyer shall have the right, at its sole expense, to participate in any action, proceeding, or other activity relating to the enforcement of such rights.

      6.2 Survival of Representations and Warranties; Limitation on Remedy.

            (a) The representations and warranties of Seller and Buyer contained in this Agreement shall survive the Closing for the maximum period permitted by applicable law. The liabilities of Seller and Buyer under their respective representations and warranties shall expire at the end of the applicable survival period; provided, however, that the liability of a party for the inaccuracy or breach of a representation or warranty shall not expire at the end of the applicable survival period if the other party notifies such party thereof before the end of such survival period.

            (b) Subject to Buyer's right to decline to close this transaction pursuant to SECTION 8.2(a) and to terminate this Agreement pursuant to ARTICLE 9, Buyer acknowledges and agrees that its sole remedy for any inaccuracy or breach of the representations and warranties of Seller contained in this Agreement (including, without limitation, the representations and warranties set forth in ARTICLE 4 of this Agreement) is to deduct any Damages (as hereinafter defined) from the Royalties to be paid to Seller under SECTION 2.2(c). For purposes of this SECTION 6.2(b), the term "DAMAGES" shall mean (i)(A) any and all damages awarded to Buyer as a result of one or more inaccuracies or breaches of the representations and warranties of Seller contained in this Agreement pursuant to a Final Order of the Bankruptcy Court or (B) any and all amounts agreed to be paid by Seller to Buyer in settlement or compromise of any and all claims by Buyer of one or more inaccuracies or breaches of the representations and warranties of Seller contained in this Agreement, and (ii) any and all related legal and other expenses (including, without limitation, reasonable attorneys' fees) incurred by Buyer in asserting any such claim and in pursuing any such legal proceeding. Except as set forth in this SECTION 6.2(b), neither Seller nor its officers, directors or representatives shall have any liability to Buyer for breach of the representations and warranties of Seller contained in this Agreement.

      6.3 Administrative Support. From the date hereof until one hundred eighty
(180) days following the Closing (or such shorter period following the Closing until Seller no longer has any employees), Seller shall in good faith provide Buyer with reasonable research and development support and know-how related to the Acquired Intellectual Property, ADCON Assets and Assigned Contracts, including the reasonable services of the officers and employees of Seller for the completion of due diligence and technology transfer of the Acquired Intellectual Property, ADCON Assets and Assigned Contracts. Buyer acknowledges that Seller shall not be obligated to retain the services of any officers or employees and there can be no assurance regarding the availability of any officers or employees of Seller following the Closing.

      6.4 Approval of this Agreement.

            (a) Within five (5) Business Days from the date of this Agreement, Seller shall file a motion and supporting papers (including a proposed Sale Order) in a form reasonably satisfactory to Buyer seeking approval of this Agreement and entry of the Sale Order. For purposes of this Agreement, "SALE ORDER" means an order of the Bankruptcy Court in a form reasonably satisfactory to Buyer (A) approving (i) the sale, assignment and transfer of the Acquired Intellectual Property, the ADCON Assets and, following assumption by Seller, the Assigned Contracts to Buyer, in each case free and clear of all Encumbrances, and (ii) the ADCON SOLUTION License Agreement, (B) determining the cure amounts associated with the Assigned Contracts and directing the payment thereof (or the escrow of any amount satisfactory to the Bankruptcy Court to approve the assumption of the Assigned Contracts), (C) approving the assumption of the Assumed Liabilities by Buyer, (D) providing, among other things, that the Assigned Contracts will be transferred to, and remain in full force and effect for the benefit of, Buyer notwithstanding any provision of such Assigned Contracts (including those described in Sections 365(b)(2), (e) and (f) of the Bankruptcy Code) that prohibits such assignment or transfer, and (E) finding that Buyer has acted in good faith in connection with this transaction. Buyer agrees to pursue the Closing of this transaction in good faith.

            (b) Seller shall give appropriate notice, including such notice as the Bankruptcy Court shall direct, and such notice as Buyer shall reasonably direct, and provide appropriate opportunity for hearing, to all parties entitled thereto, of all motions, orders, hearings, or other proceedings relating to this Agreement or the transactions contemplated hereby.

      6.5 Limited Post-Closing Use of "ADCON" Name. Buyer hereby grants to Seller a limited right to use the name "ADCON" and derivatives thereof solely in connection with, and to the extent necessary to complete, ongoing clinical trials, pre-clinical studies (including, without limitation, Food and Drug Administration preliminary market approval studies), research activities and United States and international regulatory submissions and correspondence related to Seller's ADCON SOLUTION program.

      6.6 Limited Right to Use Copies of Books and Records. Seller is subject to certain litigation, investigations and proceedings being conducted by or before the Food and Drug Administration, the Securities and Exchange Commission, the Department of Justice and other courts and tribunals (the "Litigation and Governmental Matters"). After the Closing, and subject to the prior written approval of Buyer, Seller shall have the limited right to retain copies of certain books and records relating to the ADCON Program included in the ADCON Assets that are necessary for Seller to respond to the Litigation and Governmental Matters. Seller shall use the books and records solely to respond to the Litigation and Governmental Matters, and shall hold the books and records in strict confidence in accordance with the provisions of a nondisclosure agreement to be entered into by Seller with Buyer that is satisfactory in form and substance to Buyer and Seller. Upon the conclusion of Seller's involvement in the Litigation and Governmental Matters, Seller shall promptly deliver to Buyer the books and records, all copies thereof, and all other materials containing any information obtained from the books and records, in whatever medium they may be maintained or stored.

ARTICLE 7. DISCLAIMER OF WARRANTY

      EXCEPT AS PROVIDED IN SECTION 4.2 AND THE SALE ORDER, NOTWITHSTANDING ANYTHING ELSE HEREIN OR IN ANY OTHER AGREEMENT BETWEEN THE PARTIES, THE RIGHTS TO THE ACQUIRED INTELLECTUAL PROPERTY, THE ADCON ASSETS AND THE ASSIGNED CONTRACTS ARE BEING ASSIGNED AND TRANSFERRED "AS IS," AND BOTH SELLER AND BUYER DISCLAIM TO THE OTHER ANY EXPRESS OR IMPLIED WARRANTY, INCLUDING WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY, AND/OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE ACQUIRED INTELLECTUAL PROPERTY, THE ADCON ASSETS OR THE ASSIGNED CONTRACTS. NOTWITHSTANDING ANYTHING HEREIN OR IN ANY OTHER AGREEMENT BETWEEN THE PARTIES, REGARDLESS OF THE TYPE OF CLAIM, NEITHER PARTY SHALL BE LIABLE TO THE OTHER OR THE OTHER'S RESPECTIVE AFFILIATES FOR ANY INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES ARISING OUT OF ITS OR ITS RESPECTIVE AFFILIATES' USE OF THE ACQUIRED INTELLECTUAL PROPERTY, THE ADCON ASSETS OR THE ASSIGNED CONTRACTS, EVEN IF INFORMED THAT THEY MAY OCCUR.

ARTICLE 8. CONDITIONS PRECEDENT TO THE CLOSING

      8.l Conditions to Seller's Obligations. The obligations of Seller hereunder required to be performed on the Closing Date with respect to Buyer shall be subject, at Seller's election, to the satisfaction or waiver (which waiver, if so requested by Buyer, shall be made in writing), at or prior to the Closing, of the following conditions:

            (a) The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects on the date hereof and as of the Closing Date.

            (b) Buyer shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement, to be performed and complied with by Buyer at or prior to the Closing Date.

            (c) Buyer shall have delivered to Seller a certificate, executed by Buyer or on its behalf by a duly authorized representative, dated as of the Closing Date, certifying that each of the conditions specified in this SECTION
8.1 has been satisfied with respect to Buyer.

            (d) Seller shall have received the payment of the portions of the Cash Consideration required by SECTION 2.2.

            (e) Buyer shall have delivered to Seller the ADCON SOLUTION License Agreement, executed by Buyer or on its behalf by a duly authorized representative, dated as of the Closing Date, in form and substance materially identical to that set forth on EXHIBIT A.

      8.2 Conditions to Buyer's Obligations. The obligations of Buyer hereunder required to be performed on the Closing Date with respect to Seller shall be subject, at Buyer's election, to the satisfaction or waiver (which waiver, if so requested by Seller, shall be made in writing), at or prior to the Closing, of the following conditions:

            (a) The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on the date hereof and as of the Closing Date.

            (b) Seller shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement, to be performed and complied with by Seller at or prior to the Closing Date.

            (c) Seller shall have delivered to Buyer a certificate, executed by Seller or on its behalf by a duly authorized representative, dated as of the Closing Date, certifying, that each of the conditions specified in this SECTION
8.2 has been satisfied with respect to Seller.

            (d) Buyer shall have received such instruments of conveyance and transfer necessary to sell, transfer, assign and deliver and vest in Buyer title to and possession of the ADCON Assets, the Acquired Intellectual Property and the Assigned Contracts free and clear of all Encumbrances, such instruments to be in form and substance reasonably acceptable to Buyer.

            (e) Seller shall have taken all action required to have been taken to permit assumption and assignment of the Assigned Contracts to Buyer under Sections 365(b) and (f) of the Bankruptcy Code, including, without limitation, the payment of any cure amounts under the Assigned Contracts (or the escrow of any amount satisfactory to the Bankruptcy Court to approve the assumption of the Assigned Contracts).

            (f) Seller shall deliver or cause to be delivered, to Buyer (unless previously delivered), a copy of the Sale Order, in a form reasonably satisfactory to Buyer, certified by the clerk of the Bankruptcy Court.

            (g) There shall not have been any amendment by Seller of SCHEDULES
3.1 and 4.1(c) to this Agreement pursuant to SECTION 10.3 that, in Buyer's sole, good-faith judgment, represents a material adverse change in the disclosures made by Seller prior to the execution and delivery hereof, which condition shall be deemed waived by Buyer unless Buyer gives written notice of the failure of such condition within seven (7) Business Days after receipt of all such amendments.

      8.3 Mutual Conditions. The obligations of Seller and Buyer hereunder required to be performed on the Closing Date shall be subject to the satisfaction or waiver by the parties (which waiver, if so requested by a party, shall be made in writing), at or prior to the Closing, of the following conditions:

            (a) All material approvals and clearances of governmental authorities and all required third-party consents shall have been obtained and shall be in full force and effect.

            (b) There shall be no order by any court or other governmental authority issuing an injunction or other restraining order preventing the consummation of the transactions contemplated by this Agreement on the terms contemplated hereby.

      (c) The Bankruptcy Court shall have entered the Sale Order, which shall have become a Final Order.

ARTICLE 9. TERMINATION

      9.1 This Agreement may be terminated or abandoned at any time prior to the Closing Date as follows:

            (a) By written agreement of Buyer and Seller.

            (b) By Buyer within five days after the Sale Order Date (as defined below) if the Bankruptcy Court has not signed the Sale Order on or prior to the 70th day following the date of this Agreement (the "SALE ORDER DATE"), provided that the failure of the Bankruptcy Court to sign the Sale Order on or before the Sale Order Date shall not have resulted from a breach of this Agreement by Buyer or a failure by Buyer to use its reasonable best efforts to assist and cooperate with Seller in obtaining such signed Sale Order.

            (c) By Buyer if the bankruptcy case of Seller is (i) converted from a case under Chapter 11 of the Bankruptcy Code to a case under Chapter 7 of the Bankruptcy Code or (ii) dismissed.

            (d) By Buyer or Seller if the other party shall have materially breached any of its representations, warranties, covenants or agreements contained in this Agreement (including, without limitation, Buyer's failure to pay the Purchase Price in accordance with the terms of the Agreement), which breach would result in the failure to satisfy one or more of the conditions set forth in ARTICLE 8, and such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured with 15 days after written notice thereof shall have been received by the breaching party.

            (e) By Buyer or Seller if the Closing shall not have occurred by April 30, 2003, or such later date, if any, upon which Buyer and Seller may agree in writing, unless the absence of such occurrence shall be due to the delay or failure of the party seeking to terminate this Agreement to perform in all material respects each of its obligations under this Agreement required to be performed by it at or prior to the Closing.

      9.2 Administration of Buyer's Earnest Money Deposit. Upon a termination of this Agreement pursuant to this ARTICLE 9, Buyer's Earnest Money Deposit shall be delivered to Buyer (or Seller, as the case may be) in accordance with the terms of the Escrow Agreement.

ARTICLE 10. MISCELLANEOUS

      10.1 Further Assurances. From and after the Closing Date, each party to this Agreement shall, without expense to the other party, furnish to the other party such further information, execute and deliver to the other party such other documents and instruments (including, without limitation, such other instruments of conveyance and transfer so as more effectively to sell, transfer and assign and deliver and vest in Buyer title to and possession of the ADCON Assets, the Acquired Intellectual Property and the Assigned Contracts as provided in this Agreement) and do such other acts and things, all as the other party may reasonably request from time to time for the purpose of consummating the transactions contemplated by this Agreement. In addition, Seller agrees to cooperate in good faith with Buyer in collecting any and all ADCON Assets that are not in the physical possession of Seller as of the ADCON Asset Delivery Date. The parties further shall cooperate and make available to each other, as reasonably requested, all information, records or documents necessary to prepare or review any tax returns, financial statements, reports or any calculation required pursuant to this Agreement.

      10.2 Specific Performance. Each party to this Agreement acknowledges and agrees that, in the event of any breach of this Agreement, the other party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the nonbreaching party, in addition to any other remedy to which it may be entitled in law or equity, shall be entitled to equitable relief, including injunction and specific performance, in the event of any breach or threatened breach of any of the provisions of this Agreement. The party alleged to be in breach of this Agreement further agrees to waive or cause to be waived any requirement for the security or posting of any bond in connection with such remedy.

      10.3 Waivers and Amendments. This Agreement may be amended or modified only by an instrument in writing, which. makes specific reference to this Agreement and which has been duly executed by Seller and Buyer; provided, however, that (a) Seller shall amend SCHEDULES 3.1 and 4.1(c) hereto within seven (7) Business Days after the date of this Agreement, and (b) Buyer may amend SCHEDULE 3.1 hereto at any time prior to entry of the Sale Order as contemplated in SECTION 2.1 hereof. Any provisions of this Agreement may be waived only by an instrument in writing, which makes specific reference to this Agreement and which has been duly executed by the party against whom the waiver is to be effective. No waiver (express or implied) by either party of any default or breach of this Agreement shall constitute a waiver of any other or subsequent default or breach. No failure or delay by either party in exercising any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single partial exercise thereof preclude any other or further exercise thereof, or the exercise of any other right, power, or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by law.

      10.4 Notices.

            (a) Any notice or other documentation which is required under the terms of this Agreement to be given by Buyer to Seller shall be in writing and shall be delivered by first class mail, postage prepaid, or by facsimile transmission, by overnight courier, or otherwise delivered by hand, to Seller at:

                        Gliatech Inc.
                        23420 Commerce Park Road
                        Beachwood, Ohio 44122
                        Attention: Steven L. Basta, President
                        Facsimile No.: (216) 831-4220
                        Phone No.: (216) 831-3200

                        with copy to:

                        McDonald Hopkins Burke & Haber Co., L.P.A.
                        2100 Bank One Center
                        600 Superior Avenue, East
                        Cleveland, Ohio 44114

                        Attention: Sean D. Malloy
                        Facsimile No.: (216) 348-5474
                        Phone No.: (216) 348-5400

            Seller may change the address or facsimile numbers to which notices to it are to be transmitted, delivered or mailed hereunder by notice to Buyer.

            (b) Any notice or other documentation which is required under the terms of this Agreement to be given by Seller to Buyer shall be in writing and shall be delivered by first class mail, postage prepaid, or by facsimile transmission, by overnight courier, or otherwise, delivered by hand, to Buyer at:

                        Wright Medical Technology, Inc.
                        5677 Airline Road
                        Arlington, Tennessee 38002
                        Attention: Jason P. Hood, Vice President and
                                   General Counsel
                        Facsimile No.: (901) 867-4398
                        Phone No.: (901) 867-4743

                        with copy to:

                        Baker Donelson Bearman & Caldwell
                        165 Madison Avenue, Suite 2000
                        Memphis, Tennessee 38103
                        Attention: Peter H. Kesser
                        Facsimile No.: (901) 577-0800
                        Phone No.: (901) 577-8155

            Buyer may change the address or facsimile numbers to which notices to it are to be transmitted, delivered or mailed hereunder by notice to Seller.

            (c) Notices delivered personally shall be effective at the time delivered by hand, notices sent by mail shall be effective two Business Days after mailing, notices sent by facsimile transmission shall be effective when receipt is acknowledged and notices sent by courier guaranteeing next day delivery shall be effective on the next Business Day after timely delivery to the courier.

      10.5 Choice of Law. This Agreement shall be governed by and construed and interpreted in accordance with the internal, substantive laws of the State of Ohio, or, where applicable, with U.S. federal law as interpreted by federal courts seated in the State of Ohio, without regard to the conflicts of law principles thereof. The parties hereby agree that, without limitation of any party's right to appeal any order of the Bankruptcy Court, (i) the Bankruptcy Court shall retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with this Agreement, any breach or default hereunder, or the transactions contemplated herein, and (ii) any and all claims, actions, causes of action, suits and proceedings relating to the foregoing shall be filed and maintained only in the Bankruptcy Court, and the parties hereby consent and submit to the jurisdiction of the Bankruptcy Court.

      10.6 Severability. If any term or provision of this Agreement is found to be, or becomes at any time or for any reason, invalid or unenforceable, the remaining provisions of this Agreement shall be enforceable to the fullest extent possible under applicable law. Any term or provision of this Agreement that is unenforceable or invalid in any situation in any jurisdiction shall not affect the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

      10.7 Entire Agreement. The provisions of this Agreement and the Escrow Agreement contain the entire agreement between the parties relating to the sale, assignment and transfer by Seller of the Acquired Intellectual Property, ADCON Assets and Assigned Contracts to Buyer, and supersede all prior understandings, agreements or representations with respect to the subject matter hereof by or among the parties, written or oral, to the extent that they relate in any way to the subject matter hereof or thereof

      10.8 Relationship. This Agreement shall not constitute any party as the agent, partner, joint venturer, or legal representative of the other party for any purpose whatsoever. Neither party is granted any express or implied right or authority to assume or to create any obligation or responsibility on behalf of or in the name of any other party or to bind the same in any manner whatsoever.

      10.9 Assignments. Neither party may assign, transfer or otherwise dispose of its interest in or any of its rights or obligations under this Agreement without the prior written consent of the other party. Notwithstanding the foregoing, (i) Buyer may assign, transfer, or otherwise dispose of its interest in and rights and obligations under this Agreement to any direct or indirect, wholly-owned subsidiary of Buyer, provided that Buyer and such subsidiary-assignee shall be jointly and severally liable for all obligations of Buyer under this Agreement; (ii) Buyer or any such subsidiary may assign, transfer, or otherwise dispose of its interest in and rights and obligations under this Agreement as security to any bank or other financial institution providing financing or refinancing to Buyer or such subsidiary, provided that any and all documents and instruments that Seller is requested to execute and deliver in connection with such assignment shall be reasonably satisfactory in form and substance to Seller; and (iii) Seller may assign, transfer or otherwise dispose of its interest in and rights and obligations under this Agreement to a liquidating trust, reorganized Seller estate, or other similar entity created for the purposes of winding down Seller's business and distributing its assets to its creditors and/or shareholders. Any permitted assignee shall consent in writing to be bound by and perform all of the terms and conditions of this Agreement.

      10.10 Headings and Recitals. The section headings and recitals contained in this Agreement are inserted for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

      10.11 Counterparts. This Agreement may be executed concurrently in two or more counterparts, each of which shall be considered an original, and all of which together shall form one and the same instrument.

              [Signature page to ADCON Asset Purchase Intellectual
                        Property Assignment Agreement.]

            IN WITNESS WHEREOF, the parties hereto have executed or caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

                                        BUYER:

                                        WRIGHT MEDICAL TECHNOLOGY, INC.

                                        By: /s/ Jason P. Hood
                                            ----------------------------------
                                        Name: Jason P. Hood, Vice President
                                        Title: General Counsel and Secretary


                                        SELLER:

                                        GLIATECH INC.

                                        By: ____________________________________
                                        Name:
                                        Title:

              [Signature page to ADCON Asset Purchase Intellectual
                        Property Assignment Agreement.]

            IN WITNESS WHEREOF, the parties hereto have executed or caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

                                        BUYER:

                                        WRIGHT MEDICAL TECHNOLOGY, INC.

                                        By: ____________________________________
                                        Name:
                                        Title:


                                        SELLER:

                                        GLIATECH INC.

                                        By: /s/ Stephen L. Basta
                                            ----------------------------------
                                        Name: Stephen L. Basta
                                        Title: President